FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: August 2, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            02 August, 2007, 2nd Quarter Results 2007

Exhibit 99



                     SECOND QUARTER AND HALF YEAR RESULTS 2007

KEY FINANCIALS

(unaudited)

     Second Quarter 2007                         EUR million                             Half Year 2007
----------------------------                                                     ----------------------------
Current   Current   Constant                                                     Current   Current   Constant
  rates     rates      rates                                                       rates     rates      rates
                                  Continuing operations:
--------   -------   --------                                                   --------   -------   --------
 10 526       3 %        5 %      Turnover                                        20 054       1 %        5 %
--------   -------   --------                                                   --------   -------   --------
  1 443       1 %        3 %      Operating profit                                 2 745      (4)%        0 %
--------   -------   --------                                                   --------   -------   --------
  1 412       4 %        6 %      Pre-tax profit                                   2 744       3 %        6 %
--------   -------   --------                                                   --------   -------   --------
  1 153      14 %       17 %      Net profit from continuing operations            2 205      10 %       13 %
--------   -------   --------                                                   --------   -------   --------
  1 207      16 %       18 %      Net profit from total operations                 2 281       8 %       11 %
--------   -------   --------                                                   --------   -------   --------
--------   -------   --------                                                   --------   -------   --------
   0.38      15 %       17 %      EPS from continuing operations (Euros)            0.72      10 %       13 %
--------   -------   --------                                                   --------   -------   --------
   0.40      16 %       18 %      EPS from total operations (Euros)                 0.75       9 %       12 %
--------   -------   --------                                                   --------   -------   --------


Strong first half growth and underlying improvement in margins. Plans to accelerate change.

HIGHLIGHTS

Financial Highlights of the Half Year

-   Underlying sales growth of 5.8%.

- Operating margin of 13.7%, with an underlying improvement of 0.3 percentage points (before higher charges for restructuring and lower disposal profits).

- Earnings per share from continuing operations up 10%, including good contributions from joint ventures and associates, reduced finance costs and a lower tax rate.

Operational Highlights

- Broad-based sales growth across all regions and categories. A step-up in innovation driving strong growth in priority areas of personal care, developing and emerging markets and Vitality. Sales ahead of a systems change in the US contribute 0.4 percentage points to first half growth.

- Increased pricing to offset rising commodity costs. Sustained contribution from 'One Unilever' and other savings.

Outlook for the year

- Underlying sales growth now expected to be at the upper end of the 3-5% range, together with an underlying improvement in operating margin.

Accelerating change

-   Plans to step up innovation, shaping the portfolio and margin improvement.

- Planned disposals of over EUR2 billion of turnover including North American laundry.

-   Accelerated programme to generate savings of EUR1.5 billion.



GROUP CHIEF EXECUTIVE COMMENT

"Our first half performance reflects the success of the strategy initiated in 2005 and keeps us on track towards achieving our objectives. We set out this year to sustain our growth momentum and deliver an underlying improvement in operating margin. Despite rising commodity costs, we have started to see the benefits of growth coming through in the bottom line.

Our growth strategy, investment in core capabilities, new operating model and 'One Unilever' programme have all been integral to our improved performance. We are now announcing plans to build on this platform and accelerate our performance.

Growth remains our number one priority: growth ahead of our markets, with better margin development, and greater resilience to internal and external changes.
The steps we are taking now support this agenda by enhancing innovation, more aggressively shaping our portfolio and driving still harder towards a more efficient cost and asset base.

I am pleased with the progress we have made to date, and the plans announced today reassure me of further progress to 2010 and beyond."

Patrick Cescau, Group Chief Executive                             2 August 2007



ACCELERATING CHANGE

Building on the progress made since 2005, the programme announced today includes the following key features:

Shaping the portfolio

   - Planned disposals of more than EUR2 billion of turnover, including North American laundry.

   - Disposals increase Unilever's growth rate by around 0.4 percentage points and are neutral to operating margin after removal of uncovered costs.


Accelerating margin improvement

   - Simplifying the organisation by grouping countries in clusters and streamlining regional structures.

   - Reducing supply chain costs and assets, while improving on-shelf availability.

   - Reduction in annual cost base by around EUR1.5 billion by exit 2010 (compared with the 2006 base). This includes both new plans and the completion of 'One Unilever' and other existing initiatives.

   -   Additional benefits in speed of decision making and innovation roll-out.

   - Restructuring costs to average around 2.5% of sales over the period 2007-2009.


2007 OUTLOOK

   -   Underlying sales growth at the upper end of the 3-5% range.

   -   Underlying improvement in operating margin.

   - Higher restructuring costs. Profits on disposals depend on timing and outcome of the disposal programme. Reported operating margin will reflect this.




LONGER TERM TARGETS



Current progress and existing plans keep Unilever on track to achieve growth and margin objectives:

   -   Underlying sales growth of 3-5% p.a.

   - Operating margin in excess of 15% by 2010 after charging 50-100 bps of ongoing restructuring.

New plans announced today are expected to:

   -   Strengthen the portfolio growth potential over time.

   -   Enable operating margin target to be exceeded.

Ungeared free cash flow (UFCF):

   - Against the base of EUR25-30 billion (2005-2010), disposals already made reduce UFCF by EUR1.2 billion.

   - Planned disposals would lead to a further reduction of EUR0.8 billion (proceeds of disposals are not included in UFCF).

   - Additional planned restructuring reduces UFCF by around EUR0.5 billion in the period, while enhancing the ongoing cash generating capacity of the business.


ENQUIRIES

Media: Media Relations Team                     Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com      UK +44 20 7822 6830  investor.relations@unilever.com
NL +31 10 217 4844                              US +1 201 894 2615 investor.relations-NewYork@unilever.com
tanno.massar@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp




            UNILEVER SECOND QUARTER AND HALF YEAR RESULTS 2007

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow. Further information about these measures is available on our website at www.unilever.com/ourcompany/investorcentre.


1.   SUMMARY OF BUSINESS PERFORMANCE FOR THE FIRST HALF YEAR

Underlying sales grew by 5.8% in both the second quarter and the first half year, with volumes up by 4.6% in the six months and an increasing contribution from price.

In the first half year, Europe grew by 2.6% with the UK, France and Germany still subdued but improving, and good growth across much of the rest of the region. The Americas were up by 4.9%, including growth of 4.7% in the US which was boosted by additional sales ahead of the implementation of a unified IT system at the end of the second quarter. This added about 0.4 percentage points to the overall Unilever growth rate in the first half. Asia Africa grew by 11% with continued broad-based growth across countries and categories.

All our categories grew well in the first half year. The strongest performances have been in personal care, tea and household cleaning. Savoury, ice cream and laundry also contributed strongly.

Investment in advertising and promotions has been increased at the same rate as sales growth and continues to be focused behind our priority categories and regions.

Price increases and savings programmes combined with the benefit of higher volumes to more than compensate the impact of sharply higher commodity costs, thus driving an underlying improvement in margin.


2.   FINANCIAL COMMENTARY

2.1   Turnover

The underlying sales growth of 5.8% in both the second quarter and the first half year was partly offset by the effects of disposals and exchange rates to leave turnover ahead by 2.6% in the second quarter and by 1.3% in the first half year.

2.2   Operating profit

Operating profit increased by 0.6% in the second quarter. The operating margin at 13.7% was 0.3 percentage points lower than a year ago because of a higher level of restructuring charges and less profits on disposals. Before these items, the operating margin was 0.2 percentage points higher in the second quarter.

For the first half year, operating profit was 3.5% lower than last year. The operating margin at 13.7% again included higher restructuring and less profits on disposals. Before these the operating margin was 0.3 percentage points higher in the first half year.

2.3   Finance costs and tax

Costs of financing net borrowings were 19% lower in both the second quarter and half year mainly thanks to a reduced level of net debt compared with the equivalent periods in 2006.

The credit on pensions financing improved to EUR33 million for the second quarter and EUR67 million for the first half year reflecting an improved funding position of our schemes and higher expected equity returns.

The tax rates of 19% in the second quarter and 20% in the first half year were lower than last year reflecting the favourable settlement of tax audits and a better country mix. We continue to expect a rate of around 24% for the full year 2007 and a longer-term rate of around 26%.

2.4   Joint Ventures, associates and other income from non-current investments

Our share in net profit from joint ventures has nearly doubled to EUR30 million for the second quarter and EUR57 million for the first half year, mainly driven by the continuing strong growth in the partnerships between Lipton and Pepsi for ready-to-drink tea.

In the second quarter, the combined share of net profit in associates and other income from non-current investments returned to a more normal level of EUR9 million. The first half net profit of EUR82 million for associates and non-current investments mainly reflected a gain in the first quarter in one of our venture capital funds.

2.5   Net profit and earnings per share

Net profit from continuing operations grew by 14% in the second quarter and by 10% in the first half year. EPS on the same basis grew by 15% and by 10%.

Discontinued operations for last year include frozen foods (sold in the fourth quarter of 2006) and in 2007 include the one-off recognition in the second quarter of profit from future performance-based contributions from the sale of UCI in 2005.

2.6   Share buy-backs

By the end of June, we had bought back shares to a value of EUR0.7 billion as part of this year's planned EUR1.5 billion programme.

2.7   Cash flow

Net cash flow from operating activities was EUR0.4 billion lower, mainly due to a higher seasonal outflow of working capital and the timing of tax payments. The higher working capital outflow reflected a low opening position and a number of factors including the effect of sales ahead of the systems change in the US and increased stocks of raw and packaging materials as physical covers against commodity cost increases.

Financing activities showed an outflow of EUR0.5 billion. Dividends paid were up EUR0.2 billion. The share buy-back programme resulted in an increase in treasury stock of EUR0.4 billion, net of shares released for share incentive schemes. Other financing activities include compensation paid to former holders of preference shares of EUR0.2 billion.

2.8   Balance sheet

The total trading working capital was at a similar level to the same time last year. Compared with the position at the start of the year, inventories are up EUR0.4 billion and trade receivables by EUR1.2 billion, mainly reflecting their normal seasonal increase. Trade payables and other current liabilities include obligations to purchase shares in the current buy-back programme.

Provisions are down by EUR0.3 billion due to expenditure on restructuring schemes and compensation paid to former holders of preference shares.

Deferred tax assets decreased by EUR0.5 billion due to the improvement in the funding position of the group's pension schemes.

2.9       Pensions

The funding position of the group's main pension schemes has improved since the start of the year with higher valuations of assets and reduced liabilities due to higher discount rates, net of slightly increased inflation assumptions. Since the start of 2007 the changes have been incorporated in the balance sheet each quarter.

This left the net liability at the half year at EUR1.2 billion. The net surplus on funded schemes has risen from EUR0.3 billion to EUR1.9 billion, including schemes in deficit of EUR0.5 billion. Unfunded pensions liabilities have reduced by EUR0.3 billion to EUR3.1 billion.


3.   OPERATIONAL REVIEW FOR THE FIRST HALF YEAR


3.1 Europe
                           Second Quarter 2007                                                        Half Year 2007
   -------------------------------------------                            ------------------------------------------
                                             %                                                                     %
                               %    Underlying                                                       %    Underlying
      2007       2006     Change  sales growth                              2007       2006     Change  sales growth
   -------------------------------------------                            ------------------------------------------
     4 041      4 009        0.8           1.7  Turnover (EUR million)     7 585      7 480        1.4           2.6
    ------     ------     ------        ------  --------------------      ------     ------     ------        ------
      13.8       13.4                           Operating Margin (%)        14.1       15.0
                                                Includes:
      (1.7)      (1.6)                          - RDIs*                     (1.5)      (0.4)
    ------     ------     ------        ------  --------------------      ------     ------     ------        ------


*  Restructuring, business disposals and impairments



Growth

Underlying sales growth increased to 2.6% for the first half, entirely driven by volume. Consumer demand is now healthier across the region and our business is better placed to take advantage of this through the 'One Unilever' programme and improved innovation.

We saw strong contributions from the Netherlands, Italy, Russia and Poland, as well as good performances in a number of smaller countries. The UK, Germany and France produced mixed but overall improved performances.

In the UK there was good growth in deodorants, household care, tea and dressings, but some share loss in fabric conditioners and hair care and lower sales in ice cream. This led to sales in line with last year overall.

In Germany, we have gained share in most categories and sales were up in the first half year, particularly in ice cream and personal care. As expected, a strong first quarter, which included buy-in ahead of list price increases, was followed by somewhat weaker sales in the second quarter.

France grew modestly with strong sales in ice cream, savoury, deodorants and skin care but shares were soft overall.

Innovation

Most of our innovations are aimed at meeting consumers' needs for Vitality with products that help people feel good, look good and get more out of life. A strong ice cream programme includes Frusi, a frozen yoghurt with wholegrain cereals and real fruit pieces, 'Milk-time' tubs, high in calcium - following a similar concept succesful in Asia, and Solero 'smoothies', a refreshing and light fruit ice cream snack. Blue Band/Rama Idea!, a spread containing important nutrients for the brain, is in most countries across the region. Hellmann's light with citrus fibre technology offers the same taste but in an even lighter form.

Clear anti-dandruff shampoo has been launched in Russia at the same time as launches in Asia and Latin America. Meanwhile Dove continues to broaden its appeal. The Dove pro-age range of skin, deodorants and shampoos is specifically designed for the over 50's and the Dove range of 'glow' lotions with subtle self tanners has been extended and is now in most countries. Axe was enhanced with new innovative packaging and a new global fragrance.

'Small and Mighty' concentrated liquid laundry detergents, which led the move to the more efficient and environmentally friendly form in the US market have been launched in six European countries.

Profitability

The operating margin, at 14.1% for the first half year, was 0.9 percentage points lower than a year ago, entirely due to a higher level of restructuring, disposal and impairment costs. Before these items, the operating margin was 0.2 percentage points higher than last year. Savings programmes fully offset the impact of higher commodity costs.


3.2 The Americas

                           Second Quarter 2007                                                        Half Year 2007
    ------------------------------------------                            ------------------------------------------
                                             %                                                                     %
                               %    Underlying                                                       %    Underlying
      2007       2006     Change  sales growth                              2007       2006     Change  sales growth
    ------------------------------------------                            ------------------------------------------
     3 520      3 478        1.2          6.5   Turnover (EUR million)     6 751      6 896      (2.1)           4.9
    ------     ------     ------       ------                             ------     ------    ------         ------
      14.9       16.0                           Operating Margin (%)        14.6       15.3
                                                Includes:
    ------     ------                                                     ------     ------
      (0.7)       0.4                           - RDIs*                     (0.7)       0.0
    ------     ------                                                     ------     ------

*  Restructuring, business disposals and impairments



Growth

Underlying sales grew by 4.9% in the first half year, with a strong contribution from the US at 4.7%, modest growth in Brazil and Mexico, and excellent performances elsewhere in the region. Most of the increase is coming from volume, while pricing was up by 1.0%.

Market growth in the US slowed a little during the half year. Our innovation programme has driven an increase in market share in personal care while our shares are broadly stable across the other categories. Sales were boosted at the end of the period by stocking up by customers ahead of the implementation of unified IT system as part of the 'One Unilever' programme. This added about 1 percentage point to growth in the Americas in the first half year and will reverse in the third quarter. In addition to personal care, new products in spreads, tea and frozen meals drove good growth in those categories. In ice cream our sales were down, but we expect the actions that we have taken to lead to an improved performance in the second half year.

Sales in Brazil grew only modestly. There has been increased competition in tomato products and spreads. During the second quarter we announced the creation of a joint venture with Perdigao to develop our heart health margarine, Becel, and the disposal of our local Brazilian margarine brands. In laundry, volumes are growing well and market shares are strong, following reductions in pricing as we repositioned our brands against local competitors.

In Mexico, the return to growth has been sustained in the first half year. As expected, second quarter growth was strong and compensated for a decline in the first quarter. This phasing was a reflection of the comparators in the previous year.

There were strong performances in much of the rest of the region, with Canada, Argentina, Andina and Central America doing particularly well.

Innovation

Food innovations clearly demonstrate the focus on Vitality.
Cholesterol-lowering mini-drinks, already very successful in Europe, have now
been introduced to the US as Promise Activ SuperShots.   In Latin America, Knorr
has been building its health credentials with new varieties of bouillons and improved soups. Hellmann's 'real' campaign highlights its simple ingredients, naturally rich in Omega 3, and a cholesterol-free mayonnaise has just been launched in the US. In ice cream, we have extended Breyers 'double churn' in the US to fat-free, light and no sugar added versions, while innovations in Latin America address both Vitality and low income consumer opportunities.

Innovation in personal care reflects the new more global approach. The new global mix of Clear anti-dandruff shampoo was launched in Brazil, while the Dove pro-age range of skin, deodorants and shampoos has been launched in the US at the same time as in Europe. Axe has been given the same new look in the US as elsewhere in the world and the new variant 'Vice' is now available across the region.

We have introduced concentrated liquid detergents in Argentina and Chile following earlier moves in North America and Europe.

Profitability

The operating margin of 14.6% was 0.7 percentage points lower than a year ago reflecting a higher level of restructuring costs and lower profits on business disposals. Before these items the operating margin would have been in line with last year. Price increases, cost savings and the benefit of volume leverage have compensated for sharp increases in commodity costs.


3.3 Asia Africa

                           Second Quarter 2007                                                        Half Year 2007
     -----------------------------------------                             -----------------------------------------
                                             %                                                                     %
                               %    Underlying                                                       %    Underlying
      2007       2006     Change  sales growth                              2007       2006     Change  sales growth
     -----------------------------------------                             -----------------------------------------
     2 965      2 771        7.0          10.8  Turnover (EUR million)     5 718      5 417        5.6          11.3
    ------     ------     ------       ------                             ------     ------    ------         ------
      12.2       12.3                           Operating Margin (%)        12.1       12.3
                                                Includes:
    ------     ------                                                     ------     ------
      (0.5)      (0.5)                          - RDIs*                     (0.6)       0.5
    ------     ------                                                     ------     ------

*  Restructuring, business disposals and impairments



Growth

The strong start to the year has been sustained, with underlying sales growth of 11.3% for the first half year. The region now represents close to 30% of our sales, delivering just over half of Unilever's total growth. Markets remain buoyant in most countries. Our growth is broad-based by both geography and category and reflects a step-up in innovation, particularly in personal care.

India grew well in all categories with a significant contribution from pricing as we take action to recover commodity cost increases. Highlights included market share gain in laundry and good performances in tea and ice cream.

China is a particular priority for growth and sales were up by 20% in the first half year. Tea, savoury, ice cream and personal care categories were all well ahead.

Indonesia and the Phillipines grew strongly, while Thailand has returned to growth after a disappointing year in 2006. Japan and Australia both grew modestly, with both countries benefiting from the innovation plan in personal care and with tea and ice cream also growing well in Australia.

A big increase in sales of ice cream in Turkey, broad-based growth in South Africa, and personal care innovation in Arabia also made notable contributions to the performance of the region.

Innovation

The innovation programme in the region reflects many of the global initiatives.

Clear anti-dandruff shampoo has been launched for the first time in China, Arabia, Egypt, Pakistan and the Phillipines and we have added new products to the range in Turkey.

In Japan, we have launched Axe and brought out new products in the Dove self-foaming facial wash and Lux hair styling ranges. In China, Zonghua toothpaste now includes a new 'Complete Care' variant.

Pond's anti-ageing face care products have been introduced in several countries, while in Indonesia we have launched two new hair care products: Dove anti-dandruff and Clear scalp oil control.

In Turkey, we have launched a cholesterol-lowering margarine with plant sterols under the Becel brand as well as Amaze snacks, which contain a range of nutrients in a formulation designed to support the mental development of school-aged children, and follow a similar approach to the European Blue Band/ Rama Idea! initative. Meanwhile, in Asia we have extended the 'Moo' range of ice creams containing super absorbent calcium for children's development.

The rejuvenation of Knorr seasonings with premium ingredients, already successful in Europe, has been launched in Arabia and will be taken elsewhere in the region.

Profitability

The operating margin of 12.1% for the half year is 0.2 percentage points lower than last year after higher restructuring costs and lower profits in disposals. Before these items the margin was 0.9 percentage points higher than last year. This showed the benefit of higher volumes and savings programmes, together with strong pricing action which helped to offset higher commodity costs.
Investment in advertising and promotions has been raised in line with sales growth.





SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.





CONDENSED FINANCIAL STATEMENTS


INCOME STATEMENT
(unaudited)

           Second Quarter                           EUR million                                 Half Year
--------------------------------------                                        -----------------------------------------
  2007      2006       Increase/                                                2007      2006          Increase/
                      (Decrease)                                                                        (Decrease)
                   Current  Constant                                                                 Current  Constant
                     rates     rates                                                                   rates     rates

                                       Continuing operations:

10 526    10 258       3 %       5 %   Turnover                               20 054    19 793           1 %       5 %

 1 443     1 435       1 %       3 %   Operating profit                        2 745     2 845          (4)%       0 %

-----------------------------------------------------------------------------------------------------------------------
                                       After (charging)/crediting:
  (120)     (100)                      Restructuring                            (241)     (161)
    10        36                       Business disposals and impairments         45       155
-----------------------------------------------------------------------------------------------------------------------


   (70)     (114)                      Net finance costs                        (140)     (235)

-----------------------------------------------------------------------------------------------------------------------
    44       (19)                      Finance income                             71        68
  (147)     (108)                      Finance costs                            (278)     (324)
    33        13                       Pensions and similar obligations           67        21
-----------------------------------------------------------------------------------------------------------------------
    30        16                       Share in net profit/(loss) of joint        57        34
                                       ventures
     3         6                       Share in net profit/(loss) of              51         6
                                       associates
     6         8                       Other income from non-current              31        11
                                       investments
------    ------                                                              ------    ------

 1 412     1 351       4 %       6 %   Profit before taxation                  2 744     2 661           3 %       6 %

  (259)     (344)                      Taxation                                 (539)     (653)
------    ------                                                              ------    ------

 1 153     1 007      14 %      17 %   Net profit from continuing operations   2 205     2 008          10 %      13 %

    54        37                       Net profit/(loss) from discontinued        76        95
                                       operations
------    ------                                                              ------    ------

 1 207     1 044      16 %      18 %   Net profit for the period               2 281     2 103           8 %      11 %

-----------------------------------------------------------------------------------------------------------------------
                                       Attributable to:
    63        58                       Minority interests                        124       127
 1 144       986      16 %      18 %   Shareholders' equity                    2 157     1 976           9 %      12 %
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                       Combined earnings per share
 0.38      0.33       15 %      17 %   Continuing operations (Euros)            0.72      0.65          10 %     13 %
 0.37      0.32       13 %      15 %   Continuing operations - diluted          0.70      0.63          10 %     13 %
                                       (Euros)

 0.02      0.01                        Discontinued operations (Euros)          0.03      0.04
 0.01      0.02                        Discontinued operations - diluted        0.02      0.04
                                       (Euros)

 0.40      0.34       16 %      18 %   Total operations (Euros)                 0.75      0.69           9 %      12 %
 0.38      0.34       14 %      16 %   Total operations - diluted (Euros)       0.72      0.67           9 %      11 %
----------------------------------------------------------------------------------------------------------------------



STATEMENT OF RECOGNISED INCOME AND EXPENSE

(unaudited)
EUR million                                                                                  Half Year
                                                                                -------------------------
                                                                                        2007         2006

Fair value gains/(losses) on financial instruments net of tax                             14            5
Actuarial gains/(losses) on pension schemes net of tax                                 1 221            7
Currency retranslation gains/(losses) net of tax                                         194         (368)
                                                                                      ------        ------
Net income/(expense) recognised directly in equity                                     1 429         (356)

Net profit for the period                                                              2 281        2 103
                                                                                      ------        ------
Total recognised income and expense for the period                                     3 710        1 747

---------------------------------------------------------------------------------------------------------
Attributable to:
   Minority interests                                                                    131          103
   Shareholders' equity                                                                3 579        1 644
---------------------------------------------------------------------------------------------------------


MOVEMENTS IN EQUITY
(unaudited)
EUR million                                                                                 Half Year
                                                                                        2007         2006
                                                                                -------------------------
Equity at 1 January                                                                   11 672        8 765
Total recognised income and expense for the period                                     3 710        1 747
Dividends                                                                             (1 363)      (1 266)
Movement in treasury stock                                                            (1 283)         (14)
Share-based payment credit                                                                64           63
Dividends paid to minority shareholders                                                  (97)         (97)
Currency retranslation gains/(losses) net of tax                                          (1)         (11)
Other movements in equity                                                                 92            6
                                                                                      ------       ------
Equity at the end of the period                                                       12 794        9 193




BALANCE SHEET
(unaudited)
EUR million                                                                As at        As at         As at
                                                                         30 June  31 December        1 July
                                                                            2007         2006          2006
                                                                        -----------------------------------
Non-current assets
Goodwill and intangible assets                                            17 180       17 206        17 428
Property, plant and equipment                                              6 249        6 276         6 139
Pension asset for funded schemes in surplus                                2 451        1 697         1 099
Deferred tax assets                                                          782        1 266         1 469
Other non-current assets                                                   1 215        1 126         1 068
                                                                          ------       ------        ------
Total non-current assets                                                  27 877       27 571        27 203

Current assets
Inventories                                                               4 166        3 796          3 893
Trade and other current receivables                                       5 437        4 254          4 994
Current tax assets                                                          254          125             98
Other financial assets                                                      292          273            345
Cash and cash equivalents                                                 1 518        1 039          1 590
Non-current assets held for sale                                             38           14            488
                                                                         ------       ------        ------
Total current assets                                                     11 705        9 501         11 408

Current liabilities
Financial liabilities                                                    (5 367)      (4 458)       (6 060)
Trade payables and other current liabilities                             (8 833)      (7 838)       (7 486)
Current tax liabilities                                                    (614)        (579)         (479)
Provisions                                                                 (658)      (1 009)         (497)
Liabilities associated with non-current assets held for sale                  -            -          (232)
                                                                         ------       ------        ------
Total current liabilities                                               (15 472)     (13 884)      (14 754)
                                                                         ------       ------        ------
Net current assets/(liabilities)                                         (3 767)      (4 383)       (3 346)
                                                                         ------       ------        ------
Total assets less current liabilities                                    24 110       23 188        23 857

Non-current liabilities
Financial liabilities due after one year                                  5 233        4 377         6 242
Pensions and post-retirement healthcare benefits liabilities:
      Funded schemes in deficit                                             517        1 379         2 305
      Unfunded schemes                                                    3 097        3 398         3 931
Provisions                                                                  899          826           783
Deferred tax liabilities                                                  1 088        1 003           951
Other non-current liabilities                                               482          533           452
                                                                         ------       ------        ------
Total non-current liabilities                                            11 316       11 516        14 664

Equity
Shareholders' equity                                                     12 245       11 230         8 788
Minority interests                                                          549          442           405
                                                                         ------       ------        ------
Total equity                                                             12 794       11 672         9 193
                                                                         ------       ------        ------
Total capital employed                                                   24 110       23 188        23 857


CASH FLOW STATEMENT
(unaudited)
EUR million                                                                                  Half Year
                                                                                      ---------------------
                                                                                        2007          2006

Operating activities
Cash flow from operating activities                                                    1 661         1 894
Income tax paid                                                                         (600)         (435)
                                                                                      ------        ------
Net cash flow from operating activities                                                1 061         1 459

Investing activities
Interest received                                                                         62            49
Net capital expenditure                                                                 (444)         (440)
Acquisitions and disposals                                                                72           186
Other investing activities                                                               161            45
                                                                                      ------        ------
Net cash flow from/(used in) investing activities                                       (149)         (160)

Financing activities
Dividends paid on ordinary share capital                                              (1 412)       (1 194)
Interest and preference dividends paid                                                  (225)         (278)
Change in financial liabilities                                                        1 905            49
Movement on treasury stock                                                              (444)          (14)
Other financing activities                                                              (309)          (72)
                                                                                      ------        ------
Net cash flow from/(used in) financing activities                                       (485)       (1 509)

                                                                                      ------        ------
Net increase/(decrease) in cash and cash equivalents                                     427          (210)
Cash and cash equivalents at the beginning of the year                                   710         1 265
Effect of foreign exchange rate changes                                                   23           269

                                                                                      ------        ------
Cash and cash equivalents at the end of period                                         1 160         1 324


Reconciliation of net profit to cash flow from operating activities
(unaudited)
EUR million                                                                                  Half Year
                                                                                         2007         2006
                                                                                       -------------------

Net profit                                                                              2 281        2 103
Taxation                                                                                  546          692
Share of net profit of joint ventures/associates and other income from non-current       (139)        (51)
investments
Net finance costs                                                                         140          240
                                                                                       ------       ------
Operating profit (continuing and discontinued operations)                               2 828        2 984
Depreciation, amortisation and impairment                                                 464          454
Changes in working capital                                                             (1 313)      (1 162)
Pensions and similar provisions less payments                                            (104)        (172)
Restructuring and other provisions less payments                                          (93)         (91)
Elimination of (profits)/losses on disposals                                             (182)        (202)
Non-cash charge for share-based compensation                                               69           67
Other adjustments                                                                          (8)          16
                                                                                       ------       ------
Cash flow from operating activities                                                     1 661        1 894



ANALYSIS OF NET DEBT
(unaudited)
EUR million                                                                               As at         As at
                                                                                        30 June   31 December
                                                                                           2007          2006
                                                                                        ---------------------

Total financial liabilities                                                             (10 600)       (8 835)

                                                                                        ----------------------
Financial liabilities due within one year                                                (5 367)       (4 458)
Financial liabilities due after one year                                                 (5 233)       (4 377)
                                                                                        ----------------------
Cash and cash equivalents as per balance sheet                                            1 518         1 039
                                                                                        ----------------------
Cash and cash equivalents as per cash flow statement                                      1 160           710
Add bank overdrafts deducted therein                                                        358           329
                                                                                        ----------------------
Financial assets                                                                            292           273
                                                                                        ----------------------
Net debt                                                                                 (8 790)       (7 523)



GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Second Quarter
EUR million                                      Europe      Americas    Asia Africa       Total
                                                 -----------------------------------------------
Turnover
 2006                                             4 009         3 478          2 771      10 258
 2007                                             4 041         3 520          2 965      10 526
Change                                            0.8 %         1.2 %          7.0 %       2.6 %
Impact of:
 Exchange rates                                   0.3 %        (4.7)%         (3.0)%      (2.3)%
 Acquisitions                                     0.0 %         0.1 %          0.0 %       0.0 %
   Disposals                                     (1.2)%        (0.4)%         (0.4)%      (0.7)%
Underlying sales growth                           1.7 %         6.5 %         10.8 %       5.8 %
------------------------------------------------------------------------------------------------
 Price                                           (0.3)%         1.3 %          3.3 %       1.3 %
 Volume                                           2.0 %         5.2 %          7.2 %       4.5 %
------------------------------------------------------------------------------------------------

Operating profit
 2006                                               539           556            340       1 435
 2007                                               557           523            363       1 443
Change current rates                              3.3 %        (6.0)%          6.9 %       0.6 %
Change constant rates                             3.3 %        (0.9)%         10.7 %       3.4 %

Operating margin
 2006                                            13.4 %        16.0 %         12.3 %      14.0 %
 2007                                            13.8 %        14.9 %         12.2 %      13.7 %
Includes restructuring, business disposals and
impairments
 2006                                            (1.6)%         0.4 %         (0.5)%      (0.6)%
 2007                                            (1.7)%        (0.7)%         (0.5)%      (1.1)%



Continuing operations - Half Year
EUR million                                       Europe      Americas   Asia Africa       Total
                                                  ----------------------------------------------
Turnover
 2006                                             7 480          6 896         5 417      19 793
 2007                                             7 585          6 751         5 718      20 054
Change                                            1.4 %         (2.1)%         5.6 %       1.3 %
Impact of:
 Exchange rates                                   0.4 %         (6.3)%        (4.7)%      (3.4)%
 Acquisitions                                     0.1 %          0.1 %         0.1 %       0.1 %
 Disposals                                       (1.6)%         (0.5)%        (0.5)%      (0.9)%
Underlying sales growth                           2.6 %          4.9 %        11.3 %       5.8 %
------------------------------------------------------------------------------------------------
 Price                                           (0.5)%          1.0 %         3.1 %       1.1 %
 Volume                                           3.1 %          3.8 %         7.9 %       4.6 %
------------------------------------------------------------------------------------------------
Operating profit
 2006                                             1 121          1 056           668       2 845
 2007                                             1 067            988           690       2 745
Change current rates                             (4.9)%         (6.4)%         3.3 %      (3.5)%
Change constant rates                            (5.0)%          0.1 %         9.1 %        0.2 %

Operating margin
 2006                                            15.0 %         15.3 %        12.3 %      14.4 %
 2007                                            14.1 %         14.6 %        12.1 %      13.7 %
Includes restructuring, business disposals and
impairments
 2006                                            (0.4)%          0.0 %         0.5 %       0.0 %
 2007                                            (1.5)%         (0.7)%        (0.6)%      (1.0)%



Operating profit of discontinued operations (excluding profit/loss on disposals)
- Second Quarter
EUR million                                      Europe      Americas    Asia Africa       Total
                                                 -----------------------------------------------
   2006                                              51             -              -          51
   2007                                               -             -              -           -



Operating profit of discontinued operations (excluding profit/loss on disposals)
- Half Year
EUR million                                      Europe      Americas    Asia Africa         Total
                                                 -------------------------------------------------
 2006                                               119             -              -           119
 2007                                                 -             -              -             -




PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - Second Quarter
EUR million                   Savoury,  Ice cream                         Home care    Home and
                            dressings         and              Personal         and    Personal
                          and spreads   beverages     Foods        care       other        Care       Total
                          ---------------------------------------------------------------------------------
Turnover
 2006                           3 338       2 362     5 700       2 764       1 794       4 558      10 258
 2007                           3 377       2 441     5 818       2 861       1 847       4 708      10 526
Change                          1.2 %       3.4 %     2.1 %       3.5 %       2.9 %       3.3 %       2.6 %

Impact of:
 Exchange rates                (2.1)%      (2.2)%    (2.2)%      (2.9)%      (2.3)%      (2.6)%      (2.3)%
 Acquisitions                   0.1 %       0.0 %     0.1 %       0.0 %       0.0 %       0.0 %       0.0 %
 Disposals                     (0.5)%      (0.8)%    (0.6)%      (0.9)%      (0.7)%      (0.8)%      (0.7)%

Underlying sales growth         3.8 %       6.6 %     4.9 %       7.5 %       6.1 %       6.9 %       5.8 %

Operating profit
 2006                           463           383       846         451         138         589       1 435
 2007                           526           403       929         383         131         514       1 443
Change current rates           13.4 %       5.1 %     9.6 %     (15.0)%      (4.1)%     (12.5)%       0.6 %
Change constant rates          16.5 %       7.6 %    12.4 %     (12.4)%       0.0 %      (9.5)%       3.4 %

Operating margin
 2006                          13.9 %      16.3 %    14.9 %      16.2 %       7.6 %      12.8 %      14.0 %
 2007                          15.5 %      16.5 %    16.0 %      13.4 %       7.1 %      10.9 %      13.7 %




Continuing operations - Half Year
EUR million                   Savoury,  Ice cream                         Home care    Home and
                            dressings         and              Personal         and    Personal
                          and spreads   beverages     Foods        care       other        Care        Total
                          ----------------------------------------------------------------------------------
Turnover
 2006                           6 737       3 992    10 729       5 466       3 598       9 064       19 793
 2007                           6 752       4 055    10 807       5 610       3 637       9 247       20 054
Change                          0.2 %       1.6 %     0.7 %       2.6 %       1.1 %       2.0 %        1.3 %

Impact of:
 Exchange rates                (2.9)%      (3.2)%    (3.0)%      (4.0)%      (3.5)%      (3.8)%       (3.4)%
 Acquisitions                   0.1 %       0.1 %     0.1 %       0.1 %       0.0 %       0.1 %        0.1 %
 Disposals                     (0.6)%      (1.1)%    (0.8)%      (1.0)%      (1.1)%      (1.1)%       (0.9)%

Underlying sales growth         3.8 %       5.9 %     4.6 %       7.9 %       5.9 %       7.1 %        5.8 %

Operating profit
 2006                           1 037         544     1 581         950         314       1 264        2 845
 2007                             983         517     1 500         925         320       1 245        2 745
Change current rates           (5.2)%      (5.1)%    (5.2)%      (2.6)%       2.2 %      (1.4)%       (3.5)%
Change constant rates          (2.2)%      (1.7)%    (2.0)%       1.5 %       7.4 %       2.9 %        0.2 %

Operating margin
 2006                          15.4 %      13.6 %    14.7 %      17.4 %       8.7 %      13.9 %       14.4 %
 2007                          14.6 %      12.7 %    13.9 %      16.5 %       8.8 %      13.5 %       13.7 %



NOTES
(unaudited)

Basis of preparation

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The basis of preparation is consistent with the year ended 31 December 2006 except that:

- Finance lease creditors and funding-related derivatives have been reclassified in the balance sheet in order to facilitate the presentation of net debt. Comparatives for 31 December 2006 and 1 July 2006 have been restated accordingly; and

- Line items relating to borrowings in the balance sheet have been renamed to financial liabilities to align with the requirements of IFRS 7 'Financial Instruments - Disclosures' which Unilever has adopted as at 1 January 2007.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

Discontinued operations

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the first half year were EUR(3) million, EUR85million and EUR0 million respectively (2006: EUR63 million, EUR(2) million and EUR(2) million).

Taxation

The tax rate for the half year was 20% compared with 25% for the first half of 2006. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates. The tax charge for the half year includes EUR85 million (2006: EUR76 million) relating to United Kingdom taxation.

Issuances and repayments of debt and purchase of own shares

On 29 May 2007, Unilever N.V. issued Floating Rate Notes with a value of EUR750 million and a maturity date of 29 May 2009. On 19 June 2007, Unilever Capital Corporation issued Floating Rate Extendible Notes with a value of US
$500 million, having an initial maturity date of 11 July 2008 and a final maturity date of 11 June 2012.

During the quarter we continued to purchase shares under the share buy-back programme announced in March 2007. As at the end of June, shares to the value of EUR663 million had been purchased under these arrangements.

Exchange rate conventions

The income statement on page 9, the statement of recognised income and expense and the movements in equity on page 10 and the cash flow statement on page 12 are translated at rates current in each period.

The balance sheet on page 11 and the analysis of net debt on page 12 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at: www.unilever.com/ourcompany/investorcentre.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2006 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.




EARNINGS PER SHARE
(unaudited)

Combined earnings per share

The earnings per share information given below, including the comparative amounts for 2006, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

At 30 June 2007 the number of shares in issue was 2,876.6 million, down by 13.3 million since the start of the year as a consequence of the share buy-back programme, net of the exercise of options.

Earnings per share for total operations for the first half year

                                                                                             2007         2006
                                                                                        ----------------------
Combined EPS                                                                               Thousands of units
                                                                                        ----------------------
Average number of combined share units                                                  2 887 050    2 881 632

                                                                                              EUR million
                                                                                        ----------------------
Net profit attributable to shareholders' equity                                             2 157        1 976
                                                                                        ----------------------
Combined EPS (Euros)                                                                         0.75         0.69
                                                                                        ----------------------

Combined EPS - Diluted                                                                     Thousands of units
Adjusted average number of combined share units                                         2 984 504    2 966 729
                                                                                        ----------------------
Combined EPS - diluted (Euros)                                                               0.72         0.67
                                                                                        ----------------------


                                                                                        ----------------------
Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                       0.99         0.84
Combined EPS - diluted (Dollars)                                                             0.96         0.82
                                                                                        ----------------------

                                                                                        ----------------------
Combined EPS (Pounds)                                                                        0.50         0.47
Combined EPS - diluted (Pounds)                                                              0.49         0.46
                                                                                        ----------------------


THIRD QUARTER RESULTS

The results for the third quarter 2007 and the announcement of interim dividends will be published on 1 November 2007.